                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                          -------------------------
                              SCHEDULE 14D-1/A
           TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                     (AMENDMENT NO. 1 - FINAL AMENDMENT)

                          -------------------------

                  COURTYARD BY MARRIOTT II LIMITED PARTNERSHIP
                        A DELAWARE LIMITED PARTNERSHIP
                           (NAME OF SUBJECT COMPANY)
                              PALM INVESTORS, LLC

                   A DELAWARE LIMITED LIABILITY COMPANY
                               ARLEN CAPITAL, LLC
                     A CALIFORNIA LIMITED LIABILITY COMPANY
                                    (Bidder)

                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (TITLE OF CLASS OF SECURITIES)

                                      None
                     (CUSIP Number of Class of Securities)

                               Arlen Capital, LLC
                            Don Augustine, Manager
                      1650 Hotel Circle North - Suite 200
                          San Diego, California  92108
                                 (619) 686-2002
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)

                              With a copy to:
                            Peter R. Pancione, Esq.
                           Gipson Hoffman & Pancione
                     1901 Avenue of the Stars - Suite 1100
                         Los Angeles, California  90067
                           Telephone:  (310) 556-4660
                           Facsimile:  (310) 556-8945

                         ------------------------

                           Calculation of Filing Fee


-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
  *  TRANSACTION VALUATION*            AMOUNT OF FILING FEE
          $1,875,000                          $375
-----------------------------------------------------------------------------
*    FOR PURPOSES OF CALCULATING THE FILING FEE ONLY.  THIS
     CALCULATION ASSUMES THE PURCHASE OF 25 UNITS AT A PURCHASE
     PRICE OF $75,000 PER UNIT IN THE PARTNERSHIP.  THE AMOUNT
     OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH  WITH
     REGULATION 0-11 OF THE SECURITIES EXCHANGE ACT OF 1934, AS
     AMENDED, EQUALS 1/50 OF ONE PERCENT OF THE VALUE OF UNITS
     ASSUMED TO BE PURCHASED.

[ ] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.


     AMOUNT PREVIOUSLY PAID:    NOT APPLICABLE    FILING PARTY:  NOT APPLICABLE
     FORM OF REGISTRATION NO.:  NOT APPLICABLE    DATE FILED:    NOT APPLICABLE


-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

 ----------------                                           -------------------
  CUSIP NO. NONE                                             Page 2 of 6 Pages
 ----------------                                           -------------------

-------------------------------------------------------------------------------
    1.  Names of Reporting Persons
        S.S. or I.R.S. Identification Nos. of Above Persons

        Palm Investors, LLC - IRS Identification No.: 33-0741043
-------------------------------------------------------------------------------
    2.  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                          (a)  / /
                                                          (b)  / /
-------------------------------------------------------------------------------
    3.  SEC Use Only

-------------------------------------------------------------------------------
    4.  Sources of Funds (See Instructions)

        WC
-------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                               / /
-------------------------------------------------------------------------------
    6.  Citizenship or Place of Organization

        State of Delaware
-------------------------------------------------------------------------------
    7.  Aggregate Amount Beneficially Owned By Each Reporting Person

        72.5
-------------------------------------------------------------------------------
    8.  Check if the Aggregate in Row (7) Excludes Certain Units (See
        Instructions)
                                                           / /
-------------------------------------------------------------------------------
    9.  Percent of Class Represented by Amount in Row (7)

        Approximately 4.94%
-------------------------------------------------------------------------------
   10.  Type of Reporting Persons (See Instructions)

        OO
-------------------------------------------------------------------------------

 ----------------                                           -------------------
  CUSIP NO. NONE                                             Page 3 of 6 Pages
 ----------------                                           -------------------
-------------------------------------------------------------------------------
   1.    Names of Reporting Persons
         S.S. or I.R.S. Identification Nos. of Above Persons

         Arlen Capital, LLC - IRS Identification No: 33-0713478
-------------------------------------------------------------------------------
   2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                      (a) / /
                                                      (b) / /
-------------------------------------------------------------------------------
   3.    SEC Use Only

-------------------------------------------------------------------------------
   4.    Sources of Funds (See Instructions)

         AF
-------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                           / /
-------------------------------------------------------------------------------
   6.    Citizenship or Place of Organization

         State of California
-------------------------------------------------------------------------------
   7.    Aggregate Amount Beneficially Owned By Each Reporting Person

         72.5 Units
-------------------------------------------------------------------------------
   8.    Check if the Aggregate in Row (7) Excludes Certain Units (See
         Instructions)
                                                           / /
-------------------------------------------------------------------------------
   9.    Percent of Class Represented by Amount in Row (7)

         Approximately 4.94%
-------------------------------------------------------------------------------
  10.    Type of Reporting Persons (See Instructions)

         CO
-------------------------------------------------------------------------------

                          AMENDMENT NO. 1 TO SCHEDULE 14D-1

     This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1 filed by Palm Investors, LLC, a Delaware limited liability company (the "Purchaser") and Arlen Capital, LLC, a California limited liability company, with the Securities and Exchange commission on April 13, 1999, relating to the tender offer by the Purchaser to purchase up to 75 units of limited partnership interests ("Units") of Courtyard By Marriott II Limited Partnership, a Delaware limited partnership, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated April 13, 1999 and the related Agreement of Sale to include the information set forth below.

     Capitalized terms set forth herein shall have the same meaning as set forth in the Offer to Purchase.

ITEM 1    SECURITY AND SUBJECT COMPANY

     (b) The Offer has been terminated by Purchaser and Purchaser will not purchase any Units.

     Purchaser, as a party to the lawsuits against the Partnership as disclosed in the Offer to Purchase, will participate in mediation hearings regarding the lawsuits during which confidential information regarding the Partnership will be discussed. The Court has issued a Protective Order prohibiting disclosure of the confidential information. Under the rules which govern tender offers, all material information must be disclosed. Purchaser would violate the Protective Order if it learns of material information and discloses such information. Purchaser would violate the tender offer rules if it did not disclose such information. Accordingly, Purchaser exercised its right contained in the conditions to the Offer to Purchase to terminate the offer.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

     (a)(5) -  Summary Publication.
     (a)(6) -  Press Release.

                                      SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    May 6, 1999              PALM INVESTORS, LLC


                                   By:  Arlen Capital, LLC
                                          its Manager


                                          By:     /s/ Don Augustine
                                                  -----------------------------
                                                  Don Augustine, Manager


                                   ARLEN  CAPITAL, LLC


                                   By:   /s/ Don Augustine
                                         --------------------------------------
                                         Don Augustine, Manager

                                    EXHIBIT INDEX




  Exhibit No.                      Description
  -----------                      -----------

 (a)(5) -            Summary Publication.
 (a)(6) -            Press Release.